March 12, 2025

David Mathews

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re: Advisers Investment Trust POS AMI Filed January 24, 2025; File No. 811-22538

Dear Mr. Mathews:

On January 24, 2025, Advisers Investment Trust (the “Registrant” or the “Trust”) filed Amendment No. 128 (the “Amendment”) to the Trust’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”). The Amendment was filed to update financial information and make other non-material changes. On March 6, 2025, you provided oral comments. The following is a summary of our understanding of your comments and responses from the Trust.

We have set forth below the text of each comment, followed by the Fund’s responses.

Comment 1.

Please file response on Edgar as correspondence at least five (5) days prior to filing amended registration statement. In addition, please reflect any changed disclosure in the response letter, or alternatively, email changes of redlined changes. Comments to disclosure in one section of the registration statement apply to similar disclosures throughout.

Response:

The Registrant confirms it will provide a response and file an amended filing on EDGAR, if necessary, and will email you at least 5 business days ahead of the effective date a courtesy copy, redlined to show the changes made to the initial filing.

Comment 2.

Please update the funds narrative risk disclosure in the risk factors section on the prospectus and SAI cover pages and elsewhere as applicable to be consistent with the revised risk disclosure narrative currently required by the 2023 amendments to Item 4(b)(1)(ii)(C) of Form N-1A.

Response:	The prospectus contains the following language on page 2, which the Registrant believes satisfies the requirements of Item 4(b)(1)(ii)(C) of Form N-1A:

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street, Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com O: 614.469.3200 F: 614.469.3361

David Mathews
March 12, 2025

You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, the Fund cannot guarantee it will do so. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”), any other government agency, or The Northern Trust Company, its affiliates, subsidiaries or any other bank. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

Comment 3.

Please confirm in correspondence that neither the Fund or its Board of Trustees has determined that a negative interest rate environment is imminent or reasonably likely to occur in the near future. If such a determination has been made, please move the disclosures with respect to share cancellation to the summary prospectus.

Response:	The Registrant confirms that the Board of Trustees has not determined that a negative interest rate environment is imminent or reasonably likely to occur in the near future.

Comment 4.

In correspondence, please explain why the fund has both a fundamental policy and a non-fundamental policy with respect to diversification of its investments and confirm whether shareholder approval will be sought if the fund determines to change its classification from that of a diversified fund.

Response:

The Registrant is prohibited by Section 13 of the Investment Company Act of 1940 from changing the Fund’s subclassification from a diversified to a non-diversified fund unless authorized by a vote of a majority of the Fund’s outstanding voting securities. The Registrant’s Registration Statement will be amended to delete the phrase “as a non-fundamental policy”.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3297.

David Mathews
March 12, 2025

Very truly yours,

/s/ Michael Wible

Michael V. Wible